EXHIBIT 99.2
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON RECONCILIATION
FROM CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO ACCOUNTING
PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES
To the Board of Directors and Shareholders of Brookfield Properties Corporation
We have audited the consolidated financial statements of Brookfield Properties Corporation and subsidiaries (the “Company”) as at December 31, 2008 and 2007 and for each of the years then ended, and the Company’s internal control over financial reporting as of December 31, 2008, and have issued our reports thereon dated March 6, 2009; such consolidated financial statements and reports are included in the Consolidated Financial Statements for the fiscal year ended December 31, 2008 listed as Exhibit 99.3 on Form 40-F. Our audits also included the Company’s reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States listed as Exhibit 99.1 on Form 6-K. This reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As discussed in Note (f)(iii) to the reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States, the accompanying reconciliation has been retrospectively adjusted for the adoption of FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”).
/s/  Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 6, 2009
(December 8, 2009 as to the effects of the adoption of SFAS 160 and related disclosures as discussed in Note (f)(iii))